EXHIBIT 99.4


                                                      Paris, January 31st 2001






                                  PRESS RELEASE



Vivendi Universal SA ("VU") announced today that its representative on the Board of British Sky Broadcasting Group plc ("BskyB") has tendered his resignation as agreed in the undertaking which Vivendi SA gave to the European Commission in October 2000 in connection with the European Commission's clearance of its merger with The Seagram Company.


With respect to VU's undertaking to the EC to divest its approximately 22 % shareholding in BskyB over a two-year period, VU continues to review all disposal and timetable options that are consistent with its goal of maximizing value for its shareholders. The resignation of this director will allow the maximum flexibility for VU.